

November 5, 2010

Blake M. Edwards
Chief Financial Officer
Grayson Bankshares, Inc.
113 West Main Street
Independence, Virginia 24348

> **Re: Grayson Bankshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 0-30535**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 5 – Allowance for Loan Losses, page 19

1.   We note that the vast majority of your impaired loans at both December 31, 2009 and 2008 did not require a valuation allowance. We further note based on your disclosure on page 22 that substantially all of your impaired loans were evaluated based on the fair value of the collateral. Please provide us with and revise your future filings to disclose the following information regarding these impaired loans:

- Quantify the average age of the appraisals used to measure impairment on your collateral-dependent loans;
- Quantify the amount of collateral-dependent impaired loans for which impairment was measured using current appraisals and define the timeframe over which you consider an appraisal to be current;
- Quantify the amount of collateral-dependent impaired loans for which a current appraisal was not available and clearly explain the methods used to estimate the fair value of collateral;
- Clarify your policy for obtaining current appraisals on impaired loans (e.g., when are they ordered and how often are they updated);
- Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
- To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

2. As a related matter, please revise your future quarterly reports to provide the disclosures required by ASC 310-10-50-15 with respect to your impaired loans with and without an allocated allowance. Please note that these disclosures are required in both interim and annual reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Angela Connell, Reviewing Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Angela Connell
Reviewing Accountant